SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2021

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Companhia Paranaense de Energia - COPEL ("Company"), a company that generates, transmits, distributes and sells energy, with shares and share deposits (UNITs) classified in B3 SA - Brazil, Stock Exchange, Counter (CPLE3, CPLE5, CPLE6, CPLE11), at NYSE (ELP) and at LATIBEX (XCOP, XCOPO, XCOPU), hereby announces to its shareholders its shareholders and the market in general that the Board of Directors of its wholly owned subsidiary Copel Geração e Transmissão (“Copel GeT”), at a meeting held on this date , approved the adhesion to the hydrological risk renegotiation of the portion of physical guarantee not committed to the Regulated Contracting Environment ("ACR"), through the extension of the concession of its hydroelectric plants participating in the energy reallocation mechanism ("MRE"), with a positive impact of R$1.6 billion on its operating result (EBITDA) and around R$1.0 billion on net income for the year.

The Copel GeT plants with the right to grant extension, pursuant to Ratification Resolution No. 2,919, of August 3, 2021 and No. 2,932, of September 17, 2021, are listed below:

The Company will proceed with the next steps for adhesion, including the signing of an acceptance term for the extension of the grant and waiver of the right to discuss the exemption or mitigation of hydrological risks related to the MRE.

Curitiba, September 28, 2021.

Adriano Rudek de Moura

Chief Financial and Investor Relations Officer

For further information, please contact the Investor Relations team:

ri@copel.com or (41) 3331-4011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date September 28, 2021

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.